UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 20, 2022

ROSE HILL ACQUISITION CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-40900	N/A
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

981 Davis Drive NW, Atlanta, GA 30327
(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (607) 279 2371

Not Applicable
(Former Name, or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	ROSEU	Nasdaq Global Market
Class A ordinary shares, par value $0.0001 per share	ROSE	Nasdaq Global Market
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	ROSEW	Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Business Combination Agreement

As previously disclosed, on October 20, 2022, Rose Hill Acquisition Corporation, an exempted company incorporated with limited liability in the Cayman Islands (“Rose Hill”), entered into a Business Combination Agreement by and among, Inversiones e Inmobilaria GHC Ltda, a limited liability company organized under the laws of Chile (“Prize”) and Alejandro García Huidobro Empresario Individual (“AGH”) for certain limited purposes (as may be amended and/or restated from time to time, the “Business Combination Agreement”).

Pursuant to the Business Combination Agreement, prior to the consummation of the Proposed Transaction (as defined below), (i) Prize will cause to be incorporated under the laws of the Cayman Islands, (a) an exempted company with limited liability to serve as “New PubCo” for all purposes under the Business Combination Agreement and (b) an exempted company with limited liability to serve as “Merger Sub” for all purposes under the Business Combination Agreement, (ii) Prize and AGH will cause to be incorporated under the laws of Chile, a simplified stock corporation that will serve as “HoldCo” for all purposes under the Business Combination Agreement as a direct wholly owned subsidiary of Prize, (iii) following the incorporation of New PubCo, Merger Sub and HoldCo, Prize and AGH will consummate a pre-closing restructuring pursuant to which, among other things, all subsidiaries of Prize will become direct or indirect subsidiaries of HoldCo, HoldCo will become a wholly owned subsidiary of Merger Sub, and Merger Sub will become a wholly owned subsidiary of Prize (collectively, the “Pre-Closing Restructuring”).

The Business Combination Agreement was unanimously approved by Rose Hill’s board of directors and Prize’s administrator and if the Business Combination Agreement is approved by Rose Hill’s and Merger Sub’s shareholders (and the other closing conditions are satisfied or waived in accordance with the Business Combination Agreement), following the Pre-Closing Restructuring, (i) Rose Hill will be merged with and into New PubCo with New PubCo continuing as the surviving entity (the “First Merger”) and (ii) subsequent to the First Merger, Merger Sub will be merged with and into New PubCo (the “Second Merger” and, together with the First Merger, the “Mergers”) with New PubCo continuing as the surviving entity (such transactions and those otherwise contemplated by the Business Combination Agreement, collectively, the “Proposed Transaction”).

Consideration

In accordance with the terms and subject to the conditions of the Business Combination Agreement, by virtue of the First Merger, (i) each Rose Hill ordinary share that is issued and outstanding immediately prior to the First Merger will be converted into one validly issued, fully paid and non-assessable New PubCo ordinary share, and (ii) all outstanding warrants to purchase ordinary shares of Rose Hill will be converted into warrants to purchase the same number of New PubCo ordinary shares and all rights with respect to Rose Hill ordinary shares under such Rose Hill warrants will be converted into rights with respect to the applicable New PubCo ordinary shares.

In accordance with the terms and subject to the conditions of the Business Combination Agreement, by virtue of the Second Merger, each Merger Sub ordinary share that is issued and outstanding immediately prior to the Second Merger will be converted into a number of New PubCo ordinary shares equal to the quotient of (i) the Equity Value, divided by (ii) the number of Merger Sub ordinary shares that are issued and outstanding immediately prior to the Second Merger, divided by (iii) $10.00. The “Equity Value” under the Business Combination Agreement is an amount equal to (i) $328,000,000, minus (ii) the lesser of (a) the aggregate amount of transaction expenses (the “Specified Transaction Expenses”) of SPAC and the Company (other than those expenses incurred in respect of obtaining an equity line of credit or similar financing arrangement to be in place and available to New PubCo as of the closing of the Proposed Transaction (“Closing”)) and (b) $10,000,000.

In the event that the Specified Transaction Expenses exceed $10,000,000, then the number of New PubCo ordinary shares otherwise issuable to Rose Hill Sponsor LLC (the “Sponsor”) under the Business Combination Agreement will be decreased by a number of shares equal to the amount of such excess divided by $10.00.

Earn-Out Shares

If, at any time following the Closing, the daily volume-weighted average price (“VWAP”) of New PubCo ordinary shares is greater than or equal to (a) $18.00, (b) $22.00, (c) $26.00, or (d) $30.00 (collectively, the “Price Targets”), in each case, over any thirty (30) days on which the New PubCo ordinary shares are tradeable on NASDAQ (“Trading Days”) within any consecutive forty-five (45) Trading Day period (each an “Earn-Out Event”), then New PubCo will issue 2,948,800 New PubCo ordinary shares to Prize (“Earn-Out Shares”) after the occurrence of each such Earn-Out Event. For the avoidance of doubt, Prize may be entitled to receive a maximum of 11,795,200 Earn-Out Shares in the aggregate in respect of the occurrence of all four Earn-Out Events.

In the event of a transaction that results in: (i) a Change of Control (as defined in the Business Combination Agreement), then any Earn-Out Shares not previously issued pursuant to the Business Combination Agreement will be issued to Prize effective as of immediately prior to the consummation of such transaction, or otherwise treated as so issued in connection therewith, so as to ensure that Prize receives all proceeds in connection with such transaction as if such Earn-Out Shares had been issued prior to the consummation thereof; or (ii) New PubCo ordinary shares being converted into the right to receive cash or other consideration having a value (in the case of any non-cash consideration, as provided in the definitive transactions documents for such transaction, or if not so provided, as determined by New PubCo’s board of directors in good faith) equal to or in excess of a Price Target that does not constitute a Change of Control, then the Earn-Out Shares subject to the applicable Price Target that have not been previously issued pursuant to the Business Combination Agreement, will be issued to Prize effective as of immediately prior to the consummation of such transaction, or otherwise treated as so issued in connection therewith, so as to ensure that Prize will receive such Earn-Out Shares, and all proceeds thereof, in connection with such transaction.

Representations, Warranties and Covenants

The parties to the Business Combination Agreement have made customary representations and warranties for transactions of this type. The representations and warranties made under the Business Combination Agreement will not survive the Closing except with respect to intentional fraud. In addition, the parties to the Business Combination Agreement have agreed to be bound by certain customary covenants for transactions of this type, including, among others, covenants with respect to the conduct of the business and operations of Rose Hill and Prize and their respective subsidiaries prior to the Closing. The covenants under the Business Combination Agreement also will not survive the Closing unless they are, by their terms, required to be performed after the Closing. The parties agreed to, subject to certain exceptions, use commercially reasonable efforts to consummate the Proposed Transaction in the most expeditious manner practicable.

Extension Proposal

As promptly as reasonably practicable, and in any event no later than twenty-five (25) business days following October 20, 2022, the date the Business Combination Agreement was signed, Rose Hill will prepare and file a proxy statement (as amended, the “Extension Proxy Statement”) for the purpose of soliciting proxies from its shareholders to vote, at an extraordinary general meeting to be called and held for the purpose of voting (the “Extension Meeting”) (a) in favor of a proposal (the “Extension Proposal”) to amend Rose Hill’s memorandum and articles of association (“Charter”) to extend the deadline by which Rose Hill must complete a business combination transaction of, by or involving Rose Hill from January 18, 2023 to July 18, 2023 (the “Business Combination End Date”) unless the Closing will have occurred and (b) to clarify (the “Clarifying Proposal”) that Rose Hill is authorized to consummate the Business Combination (as defined in the Charter) following approval of the Business Combination by Ordinary Resolution (as defined in the Charter). The Extension Proxy Statement will include a recommendation from the board of directors of Rose Hill that the Rose Hill shareholders approve the Extension Proposal and the Clarifying Proposal.

Conditions to Closing

The obligations of Rose Hill, Prize, AGH, New PubCo and Merger Sub to consummate the Proposed Transaction are subject to the satisfaction or waiver of certain customary conditions to Closing, including, among other things: (i) Rose Hill having at least $5,000,001 of net tangible assets following the redemption of its public shares in connection with the approval of the Business Combination, (ii) approval of the Business Combination Agreement and the Proposed Transaction by the required shareholders of Rose Hill, New PubCo and Merger Sub (iii) the absence of any applicable legal requirement prohibiting, enjoining, restricting or making illegal the consummation of the transactions contemplated by the Business Combination Agreement, including any applicable waiting periods, (iv) approval for listing on NASDAQ (or any other agreed upon public stock market or exchange in the United States) of the New PubCo ordinary shares to be issued in connection with the Proposed Transaction, (v) the registration statement on Form F-4 (the “Registration Statement”) registering the New PubCo ordinary shares issued or issuable upon consummation of the Business Combination, becoming effective in accordance with the provisions of the Securities Act of 1933 (as amended, the “Securities Act”) and the Exchange Act of 1934 and not be subject to any stop order or proceeding (or threatened proceeding by the U.S. Securities and Exchange Commission) (“SEC”), (vi) with respect to Rose Hill’s obligations to close only, (A) no Company Material Adverse Effect (as defined in the Business Combination Agreement) having occurred since the date of the Business Combination Agreement that exists as of the Closing, (B) each of Prize and New PubCo having delivered duly executed copies of the Registration Rights and Lock-Up Agreement (as defined below), (C) the representations and warranties of Prize, AGH, New PubCo and Merger Sub to the Business Combination Agreement being true and correct, subject to the de minimis, materiality and material adverse effect standards contained in the Business Combination Agreement, (D) material compliance by Prize, AGH, New PubCo and Merger Sub to the Business Combination Agreement with their respective covenants, (E) the Pre-Closing Restructuring having been completed and (F) each Incorporated Entity having been incorporated and having duly executed a Joinder Agreement and (vii) with respect to Prize’s, AGH’s, New PubCo’s and Merger Sub’s obligations to close only, (A) no SPAC Material Adverse Effect (as defined in the Business Combination Agreement) having occurred since the date of the Business Combination Agreement that exists as of the Closing, (B) each of the Sponsor, Cantor Fitzgerald & Co., and J.V.B. Financial Group, LLC having delivered duly executed copies of the Registration Rights and Lock-Up Agreement, (C) the representations and warranties of Rose Hill to the Business Combination Agreement being true and correct, subject to the de minimis, materiality and material adverse effect standards contained in the Business Combination Agreement, (D) material compliance by SPAC to the Business Combination Agreement with its covenants and (E) the SPAC Cash (as defined in the Business Combination Agreement) not being less than $50,000,000.

Termination

The Business Combination Agreement may be terminated by Rose Hill or Prize under certain circumstances prior to Closing, including, among others:

(i)	by mutual written agreement of Rose Hill and Prize,

(ii)	by either Rose Hill or Prize if:

(a)
the Closing has not occurred by January 18, 2023 (the “Outside Date”); provided, that if the Requisite Extension Approval is obtained, the Outside Date will be automatically extended to July 18, 2023, so long as the party proposing to terminate the Business Combination Agreement is not in breach of the Business Combination Agreement and the action or failure to act underlying such breach has not been the principal cause or resulted in the failure of the consummation of the Proposed Transaction by such date,

(b)
the consummation of the transactions contemplated by the Business Combination Agreement is permanently restricted, enjoined or prohibited by the terms of a final, non-appealable order issued by a governmental entity, and

(c)
if Rose Hill does not obtain the required approval of its shareholders (i) with respect to the Business Combination and the Proposed Transaction or (ii) for an extension of its business combination deadline.

(iii)	by Rose Hill if:

(a)
New PubCo has not obtained the required approval of its shareholders within two business days after its incorporation or Merger Sub has not obtained the required approval of its shareholders within two business days after the Registration Statement has been declared effective by the SEC, and

(b)
if Prize, New PubCo, Merger Sub or HoldCo is in breach of any representation, warranty, covenant or agreement such that the applicable conditions to closing of Rose Hill, set forth in the Business Combination Agreement, would not be satisfied (subject to certain notice and cure rights and formalities set forth therein).

(iv)	by Prize if:

(a)
if Rose Hill is in breach of any representation, warranty, covenant or agreement such that the applicable conditions to closing of Prize, set forth in the Business Combination Agreement, would not be satisfied (subject to certain notice and cure rights and formalities set forth therein) and

In the event that the Business Combination Agreement is terminated, the Business Combination Agreement will no longer be in full force or effect except for the following: (i) certain provisions of the Business Combination Agreement in regard to confidentiality and access to records, among other provisions, and the Confidentiality Agreement (as defined in the Business Combination Agreement) will survive the termination of the Business Combination Agreement, and (ii) the termination of the Business Combination Agreement will not relieve any of the parties to the Business Combination Agreement from liability for its own willful breach of the Business Combination Agreement or its own intentional fraud.

Registration Rights and Lock-up Agreement

In connection with the Closing of the Business Combination Agreement, New PubCo, the Sponsor, Prize and certain other parties thereto will enter into a registration rights and lock-up agreement (the “Registration Rights and Lock-Up Agreement”), which, among other things, (i) effective as of the Closing, terminates and replaces the current registration rights agreement, dated as of October 13, 2021, by and among Rose Hill, the Sponsor and the other parties thereto, (ii) provides that New PubCo will be obligated to file a registration statement to register the resale of certain New PubCo ordinary shares held by Sponsor, Prize and certain other parties thereto, at the consummation of the business combination, (iii) provides certain parties thereto including Prize, certain demand and piggyback registration rights, and (iv) provides for certain restrictions on transfer relating to New PubCo ordinary shares and warrants to purchase New PubCo ordinary shares held by Sponsor, Prize and certain parties thereto.

The foregoing description of the Registration Rights and Lock-up Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Registration Rights and Lock-up Agreement included as Exhibit A to the Business Combination Agreement filed hereto as Exhibit 2.1 and incorporated by reference herein.

Joinder Agreement

Following the incorporation of New PubCo, Merger Sub and Holdco (collectively, the “Incorporated Entities” and individually a “Incorporated Entity”), Prize will cause each Incorporated Entity to execute a joinder agreement (the “Joinder Agreement”) pursuant to which, among other things, each of the Incorporated Entities will (a) be deemed to be a “New PubCo”, “Merger Sub” or “HoldCo”, as applicable, for all purposes under the Business Combination Agreement, and (b) agree to be bound by the terms and conditions of the Business Combination Agreement applicable such Incorporated Entity and will assume all rights and obligations applicable to such Incorporated Entity thereunder, with the same force and effect as if originally named in the Business Combination Agreement.

The foregoing description of the Joinder Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Joinder Agreement included as Exhibit B to the Business Combination Agreement filed hereto as Exhibit 2.1 and incorporated by reference herein.

The foregoing description of the Business Combination Agreement (including the exhibits thereto) and the Proposed Transaction does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Business Combination Agreement contains representations, warranties and covenants that the parties to the Business Combination Agreement made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties to the Business Combination Agreement and are subject to important qualifications and limitations agreed to by the parties thereto in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about Rose Hill, Prize or any other party to the Business Combination Agreement or the Proposed Transaction. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Rose Hill’s public disclosures with the SEC.

Other Related Agreements

Company Support Agreement

In connection with the execution of the Business Combination Agreement, Rose Hill, Prize and AGH have entered into a company support agreement (the “Company Support Agreement”) pursuant to which, among other things, AGH has agreed to (a) vote his Merger Sub ordinary shares in favor of the approval and adoption of the Business Combination Agreement and the Proposed Transaction and (b) not transfer his Merger Sub ordinary shares and shares of Prize.

The foregoing description of the Company Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Company Support Agreement filed as Exhibit 10.1 hereto and incorporated by reference herein.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, the Sponsor entered into a sponsor support agreement (the “Sponsor Support Agreement”) pursuant to which the Sponsor has agreed, among other things, to (i) certain restrictions on transfer relating to its ordinary shares of Rose Hill prior to the Closing as set forth therein, (ii) not redeem any of its shares of Rose Hill in connection with the vote to approve the Proposed Transaction or any proposal to extend the date by which Rose Hill must complete an initial business combination, (iii) vote in favor of the Mergers and the other transactions and against any alternative transaction, (iv) waive certain anti-dilution provisions contained in Rose Hill’s Charter in connection with the Mergers and (v) subject a certain number of its Class B ordinary shares of Rose Hill to vesting.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Support Agreement filed as Exhibit 10.2 hereto and incorporated by reference herein.

Item 8.01	Other Events.

In connection with the execution of the Business Combination Agreement and for purposes of obtaining equity financing on behalf of New PubCo at Closing, Prize entered into a standby equity purchase agreement with a financial investor and affiliate of Yorkville Advisors (the “Investor”), pursuant to which, among other things, at the Closing, New PubCo will have the right (but not the obligation) to sell to the Investor, and the Investor will purchase from New PubCo, up to $150,000,000 of New PubCo ordinary shares at a purchase price of 97% of the Market Price (as defined therein) of the New PubCo ordinary shares, subject to the terms and conditions set forth therein.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to a Proposed Transaction between Rose Hill, Prize and New PubCo. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the Proposed Transaction described herein, Rose Hill, Prize and/or New PubCo intend to file relevant materials with the SEC, including the Registration Statement with the SEC, which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A definitive proxy statement/prospectus will be sent to all Rose Hill shareholders. Rose Hill, Prize and/or New PubCo will also file other documents regarding the Proposed Transaction with the SEC. Before making any voting or investment decision, investors and security holders of Rose Hill are urged to read the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction as they become available because they will contain important information about the Proposed Transaction.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Rose Hill, Prize and/or New PubCo through the website maintained by the SEC at www.sec.gov.

The documents filed by Rose Hill, Prize and/or New PubCo with the SEC also may be obtained free of charge upon written request to Rose Hill Acquisition Corporation, 981 Davis Drive NW, Atlanta, GA 30327 or via email at info@rosehillacq.com.

Participants in the Solicitation

Rose Hill, Prize, New PubCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Rose Hill’s shareholders in connection with the Proposed Transaction. A list of the names of such directors and executive officers, and information regarding their interests in the business combination and their ownership of Rose Hill’s securities are, or will be, contained in Rose Hill’s filings with the SEC, and such information and names of Prize’s directors and executive officers will also be in the Registration Statement to be filed with the SEC which will include the proxy statement of Rose Hill.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Rose Hill, Prize or New PubCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Proposed Transaction between Prize, Rose Hill and New PubCo including statements regarding the benefits of the Proposed Transaction, the anticipated timing of the completion of the Proposed Transaction, Prize’s plans for expansion, Prize’s ability to improve its operations across the value chain and increase its productivity and resilience to climate change, the products offered by Prize and the markets in which it operates, the expected total addressable market for the products offered by Prize, the sufficiency of the net proceeds of the Proposed Transaction to fund Prize’s operations, expansion plans and other business plans, a potential PIPE offering, Prize’s projected future results and the expected composition of the board of directors of the combined company. These forward-looking statements generally are identified by the words “believe,” “project,” “expected,” “expect,” “targeted,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plans,” “planned,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Rose Hill’s securities; (ii) the risk that the Proposed Transaction may not be completed by Rose Hill’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Rose Hill; (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the adoption of the Business Combination Agreement by the shareholders of Rose Hill and Prize, the satisfaction of the minimum trust account amount following redemptions by Rose Hill’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the Proposed Transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (vi) the inability to complete a PIPE offering; (vii) the effect of the announcement or pendency of the Proposed Transaction on Prize’s business relationships, performance, and business generally; (viii) risks that the Proposed Transaction disrupts current plans and operations of Prize as a result; (ix) the outcome of any legal proceedings that may be instituted against Prize, Rose Hill or others related to the Business Combination Agreement or the Proposed Transaction; (x) the ability of New PubCo to meet Nasdaq listing standards at or following the consummation of the Proposed Transaction; (xi) the ability to recognize the anticipated benefits of the Proposed Transaction, which may be affected by a variety of factors, including changes in the competitive and highly regulated industries in which Prize operates, variations in performance across competitors, changes in laws and regulations affecting Prize’s business and the ability of Prize and New PubCo to retain its management and key employees; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, gauge and adapt to industry or market trends and changing consumer preferences, and identify and realize additional opportunities; (xiii) the risk of adverse or changing economic conditions, including the impact of pricing and other actions by Prize’s competitors; (xiv) the impact of governmental trade restrictions, including adverse governmental regulation that may impact Prize’s ability to access certain markets or continue to operate in certain markets; (xv) the risk that Prize and its current and future growers and retailers have access to sufficient liquidity to fund their operations; (xvi) the risk that Prize will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xvii) the risk that New PubCo experiences difficulties in managing its growth and expanding operations; (xviii) the availability of sufficient labor during Prize’s peak growing and harvesting seasons; (xix) the risk of changing consumer preferences or consumer demand for products such as those offered by Prize; (xx) the impact of crop disease; (xxi) the risk that Prize is unable to secure or protect its intellectual property; (xxii) the effects of COVID-19 or other public health crises on Prize’s business and results of operations and the global economy generally; and (xxiii) costs related to the Proposed Transaction. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement and proxy statement/prospectus discussed above and other documents filed or to be filed by Rose Hill, Prize and/or New PubCo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Rose Hill and Prize assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Rose Hill nor Prize gives any assurance that Rose Hill, Prize or New PubCo will achieve its expectations.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1*	Business Combination Agreement, dated as of October 19, 2022, by and among Rose Hill, Prize and AGH
10.1	Company Support Agreement
10.2	Sponsor Support Agreement
104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

*Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K, Item 601(a)(5). Rose Hill agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSE HILL ACQUISITION CORPORATION.

Date: October 25, 2022	By:	/s/ Albert Hill IV
		Name:	Albert Hill IV
		Title:	Co-Chief Financial Officer and Director